Exhibit 99.3

Fundamental Global® purchases additional shares of FG Financial Group, Inc. (Nasdaq:FGF)

•	Continues to simplify its organizational structure

MOORESVILLE, NC / July 14, 2022 / Fundamental Global®, a private partnership focused on long-term strategic holdings, filed an amendment to its Schedule 13D today, to reflect the recent purchases of 632,911 shares of common stock of FG Financial Group, Inc. (“FGF”), which were previously reported in its Form 4 filings, and which can be viewed here. Following these transactions, Fundamental Global and its affiliates, including Ballantyne Strong, Inc. (NYSE American:BTN), collectively hold approximately 58.5% of FGF’s common stock.

In addition to the recent purchases of FGF, Fundamental Global highlighted several other events that change the way its ownership is reported, as follows:

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In December 2020, Fundamental Global divested its 50% ownership interest in CWA Asset Management Group, LLC d/b/a Capital Wealth Advisors. Any shares of FGF that were previously reported as being held in CWA client accounts, have now been removed from Fundamental Global’s filings going forward.

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In July 2021, Fundamental Global dissolved the FGI Global Asset Allocation Fund Ltd, and in August 2021, Fundamental Global assigned management authority for (i) the Fundamental Global Capital Appreciation Fund LP, and (ii) the FGI Global Asset Allocation Master Fund LP, and the CWA FGI Special Opportunities Fund LP, to EverStar Asset Management LLC and to CW Institutional LLC, respectively. As a result, any shares of FGF that were previously reported as being held by any of these entities, have now been removed from Fundamental Global’s filings going forward.

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Also in August 2021, Fundamental Global Investors LLC assigned management authority for its other entities to Fundamental Global GP LLC. As a result, Fundamental Global Investors LLC has been removed from Fundamental Global’s filings going forward.

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In December 2021, Fundamental Global Partners Master Fund LP contributed all of its holdings to Fundamental Activist Fund I LP, and Fundamental Global began the process of dissolving the master fund and its offshore feeder. As a result, any shares of FGF that were previously reported as being held by the master fund, are now reported as being held by Fundamental Activist Fund I LP going forward.

Fundamental Global CEO and FG Financial Group Chairman, D. Kyle Cerminara, commented, “We are pleased with our recent purchase of FGF, and we consider it to be one of Fundamental Global’s long-term strategic holdings. Furthermore, we are working diligently to eliminate unnecessary distractions that not only help simplify our organizational structure, but that also allow us to focus on our best opportunities.”

Fundamental Global®

Fundamental Global® is a private partnership focused on long-term strategic holdings. Fundamental Global® was co-founded by former T. Rowe Price, Point72 and Tiger Cub portfolio manager Kyle Cerminara and former Chairman and CEO of TD Ameritrade, Joe Moglia. Its current holdings include FG Financial Group Inc. (Nasdaq:FGF,FGFPP), Ballantyne Strong Inc. (NYSE American:BTN), BK Technologies Corp (NYSE American:BKTI), GreenFirst Forest Products, Inc. (TSX:GFP), FG Merger Corp. (Nasdaq:FGMC), FG Acquisition Corp. (TSX:FGAA), OppFi Inc. (NYSE:OPFI), and Hagerty Inc. (NYSE:HGTY).

CONTACT:

Kyle Cerminara, Chief Executive Officer

SOURCE: Fundamental Global